Exhibit 99.162

EXPERT’S CONSENT

The undersigned hereby consents to the use of his name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Lake Shore Gold Corp. (the “Registrant”) being filed with the United States Securities and Exchange Commission:

1.	Final Short Form Prospectus of Registrant, filed October 27, 2010.
2.	Preliminary Short Form Prospectus of Registrant, filed October 20, 2010.
3.	Final Short Form Prospectus of Registrant, filed September 2, 2010.
4.	Preliminary Short Form Prospectus of Registrant, filed August 24, 2010.
5.	Annual Information Form of the Registrant for the fiscal year ended December 31, 2010, dated as of March 30, 2011, filed on March 30, 2011.
6.	Annual Information Form of the Registrant for the fiscal year ended December 31, 2009, dated as of March 10, 2010, filed on March 10, 2010.
7.

A Technical Report for the Bell Creek Complex Properties’ Exploration Diamond Drill Programs, August 2005 to July 2009, Hoyle Township, Porcupine Mining Division, Ontario, Canada dated September 30, 2009.

8.	A Technical Review and Report of the “Thunder Creek Property” Bristol and Carscallen Townships Porcupine Mining Division, Ontario, Canada dated July 29, 2009.

Dated: May 12, 2011.

/s/ David H. Powers
DAVID H. POWERS, H.B.Sc., P. Geo.